Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at Oct 31, 2023.

As at Oct 31, 2023
(in millions of Canadian dollars)
Subordinated Debt	8,228

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,958
Common Shares	22,941
Contributed Surplus	328
Retained Earnings	44,920
Accumulated Other Comprehensive Income (loss)	1,862

Total Shareholders’ Equity	77,009
Non-controlling Interest in Subsidiaries	28
Total Equity	77,037

Total Capitalization	85,265

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year October 31, 2023.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2023.